SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

cash dividend declaration on the Company’s Series V and VI Convertible Preferred Stock;

election of directors of the Company;

election of officers of the Company; and

appointment of chairmen and members of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee of the Board of Directors.

4 16

Exhibit 1

June 10, 2008

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on June 10, 2008, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2007:

1.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending July 15, 2008, payable on July 15, 2008 to the holders of record on June 26, 2008.

2.         US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending July 15, 2008, payable on July 15, 2008 to the holders of record on June 26, 2008.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,552 As of May 31, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  10 June 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

11. Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on June 10, 2008 declared, out of the unrestricted retained earnings of the Company as of December 31, 2007, the following cash dividends:

1. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending July 15, 2008, payable on July 15, 2008 to the holders of record on June 26, 2008.

2. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending July 15, 2008, payable on July 15, 2008 to the holders of record on June 26, 2008.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 10, 2008

Exhibit 2

June 10, 2008

Philippine Stock Exchange

4th Floor PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

June 10, 2008

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,552 As of May 31, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1, 10 June 2008

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 2

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following:

1. At the Annual Meeting of Stockholders of Philippine Long Distance Telephone Company (the “Company”) held on June 10, 2008, the following persons were elected as directors, four (4) of whom are independent directors, of the Company for the ensuing corporate year:

Helen Y. Dee

Ray C. Espinosa

Tatsu Kono

Napoleon L. Nazareno

Bienvenido F. Nebres - Independent Director

Takashi Ooi

Manuel V. Pangilinan

Corazon S. de la Paz-Bernardo

Ma. Lourdes C. Rausa-Chan

Oscar S. Reyes - Independent Director

Albert F. del Rosario

Pedro E. Roxas - Independent Director

Alfred V. Ty - Independent Director

Attached are copies of the Certifications executed by Messrs. Bienvenido F. Nebres, Oscar S. Reyes, Pedro E. Roxas and Alfred V. Ty in connection with their election as independent directors of the Company.

2. At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders:

(a) The following persons were elected to the positions indicated opposite their respective names:

Manuel V. Pangilinan

Napoleon L. Nazareno

Maria Lourdes C. Rausa-Chan

Anabelle L. Chua

Rene G. Bañez

George N. Lim

Claro Carmelo P. Ramirez

Victorico P. Vargas

Alfredo S. Panlilio

Ernesto R. Alberto

|

Exhibit 2

Menardo G. Jimenez, Jr.

Jun R. Florencio

Florentino D. Mabasa, Jr.

Celso T. Dimarucut

Emiliano R. Tanchico, Jr.

Ricardo M. Sison

Miguela F. Villanueva

Cesar M. Enriquez

Raymond S. Relucio

Richard N. Ferrer

Nerissa S. Ramos

Ramon Alger P. Obias

Alfredo B. Carrera

Leo I. Posadas

June Cheryl Cabal-Furigay

Danny Y. Yu

Mario C. Encarnacion

Ma. Luz Natividad A. Lim

Jesus M. Tañedo

Ricardo C. Rodriguez

Arnel S. Crisostomo

Rebecca Jeanine R. De Guzman

Jose Antonio T. Valdez

Emeraldo L. Hernandez

Joseph Nelson M. Ladaban

Roberto G. Pador

Lilibeth F. Pasa

Enrique S. Pascual, Jr.

Jose Lauro G. Pelayo

Genaro C. Sanchez

Jose A. Apelo

Ma. Josefina T. Gorres

Emmanuel B. Ocumen

Gerardo C. Peña

Alejandro C. Fabian

Elisa B. Gesalta

Ma. Criselda B. Guhit

Oliver Carlos G. Odulio

Ana Maria A. Sotto

Julieta S. Tañeca

Melissa V. Vergel de Dios

Marco Alejandro T. Borlongan

Amihan E. Crooc

Katrina Luna-Abelarde

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Chairman of the Board

President & Chief Executive Officer

Senior Vice President, Corporate

Secretary, General Counsel and

Chief Governance Officer

Senior Vice President and Treasurer

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

First Vice President and Assistant

Corporate Secretary

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Exhibit 2

(b) The following were appointed members of the Advisory Board/Committee:

Roberto R. Romulo

Benny S. Santoso

Orlando B. Vea

Christopher H. Young

Ricardo R. Zarate

(c) The following were appointed Chairmen, Members and Advisors of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee:

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., Chairman

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Corazon S. de la Paz-Bernardo, Advisor

Roberto R. Romulo, Advisor

Tatsu Kono, Advisor

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman

Tatsu Kono, Member

Rev. Fr. Bienvenido F. Nebres, S.J., Member

Oscar S. Reyes, Member

Alfred V. Ty, Member

Ma. Lourdes C. Rausa-Chan, Non-voting member

Victorico P. Vargas, Non-voting Member

Executive Compensation Committee

Albert F. del Rosario, Chairman

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Alfred V. Ty, Member

Tatsu Kono, Member

Victorico P. Vargas, Non-voting Member

Exhibit 2

Technology Strategy Committee

Manuel V. Pangilinan, Chairman

Napoleon L. Nazareno, Member

Ray C. Espinosa, Member

Oscar S. Reyes, Member

Tatsu Kono, Member

Orlando B. Vea, Member

All the members including the Chairman of the Audit Committee are Independent Directors. Majority of the voting members of the Governance and Nomination Committee, namely, Rev. Fr. Bienvenido F. Nebres, Mr. Oscar S. Reyes and Mr. Alfred V. Ty are Independent Directors. Majority of the voting members of the Executive Compensation Committee, namely, Messrs. Oscar S. Reyes, Pedro E. Roxas and Alfred V. Ty are Independent Directors. One member, Mr. Oscar S. Reyes, of the Technology Strategy Committee is an Independent Director.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 10, 2008

Exhibit 2

CERTIFICATION OF NOMINEES IDENTIFIED AS

INDEPENDENT DIRECTOR

I, BIENVENIDO F. NEBRES, S.J., Filipino, of legal age and a resident of Jesuit Residence, Ateneo de Manila University, Loyola Heights, Q.C., after having been duly sworn to in accordance with law do hereby declare that:

  I am a nominee identified as independent director of Philippine Long Distance Telephone Company (PLDT).

  I am affiliated with the following companies or organizations:

Company/Organization	Position/Relationship	Period of Service
Asian Institute of Management	Vice Chair, Board of Trustees	1993 – present
Assumption College	Member, Board of Trustees	1994 – present
Ateneo de Manila University	President/Member, Board of Trustees	1993 – present
Georgetown University	Member, Board of Trustees	2003 – present
Manila Observatory	Member, Board of Trustees	1998 – present
Philippine Institute of Pure and Applied Chemistry	Member, Board of Trustees	2000 – present
Regis University	Member, Board of Trustees	2000 – present
Sacred Hear School – Jesuit Cebu City	Member, Board of Trustees	1983 – present
Stonyhurst School	Chairman, Board of Trustees	1998 – present

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  If elected, I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 4th day of June, 2008 at Quezon City.

(original signed)

BIENVENIDO F. NEBRES, S.J.

Affiant

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Quezon this 4th day of June, 2008. The affiant, whom I identified through the following competent evidence of identity: Community Tax Certificate No. 16309190, issued on January 16, 2008, in Quezon City, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

(original signed)

Alson S. Garcia

Notary Public

Until Dec. 2009

PTR # 7084572/Roll # 52248

Doc. No. 508

Page No. 102

Book No. 1

Series of 2008.

Exhibit 2

CERTIFICATION OF INDEPENDENT DIRECTOR

I, OSCAR S. REYES, Filipino, of legal age and a resident of Unit 6 Kasiyahan Homes, 58 McKinley Road, Forbes Park, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

  I am a nominee identified as independent director of Philippine Long Distance Telephone Company (PLDT).

  I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Manila Water Company	Director	2005 – present
Bank of the Philippine Island	Director	2003 - present
Sun Life of Canada Phils. Inc.	Director	2004 – present
Sun Life Financial Plans Inc.	Director	2006
Tower Club Inc.	Director	2004 - present
SMART Communications Inc.	Director	2006
Link Edge Inc.	Chairman	2002 – present
CEO’s Inc.	Director	2002 – present
Global Resources for Outsourced Workers (GROW)	Director	2003 – present
Mindoro Resources Ltd.	Director	2003 – present
First Philippine Electric Company	Director	2003 – present
Sun Life Prosperity Dollar Abundance Fund, Inc.	Director	2003 – present
Sun Life Prosperity Dollar Advantage Fund, Inc.	Director	2003 – present
Basic Energy Corporation	Director	2007 – present
Petrolift Inc.	Director	2007 – present
Pepsi Cola Products Philippines Inc.	Director	2007 – present
MRL Gold Philippines Inc.	Chairman	2008

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  If elected, I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

Exhibit 2

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 29th day of May, 2008 at Makati City.

(original signed)

OSCAR S. REYES

Affiant

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of 3rd day of June, 2008. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N17-65-003836, expiring on April 18, 2010, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

(original signed)

Ramon Quintin Claudio C. Allado

Notary Public for Makati City

Appointment No. M-06 (2008-2009)

Until 31 December 2009

PTR No. 0986103/1-3/08/Makati

IBP No. 7303861/1-2/08/Rizal

Roll No. 50274

Doc. No. 181

Page No. 38

Book No. I

Series of 2008.

Exhibit 2

CERTIFICATION OF INDEPENDENT DIRECTORS

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

  I am a nominee identified as independent director of Philippine Long Distance Telephone Company (PLDT).

  I am affiliated with the following companies or organizations:

Company/Organization	Position/Relationship	Period of Service
Roxas Holdings, Inc.	Chairman/CEO	13 years
CADP Group Corp.	Exec. Chairman	13 years
Roxas & Co., Inc.	President	5 years
Roxaco Land Corp.	President	20 years
BDO Private Bank	Director	7 years
Batangas Assets Corp.	Chairman	9 years
Club Punta Fuego	Chairman	11 years
Hawaiian-Phil. Co.	Chairman	5 years

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  If elected, I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 29th day of May, 2008 at Makati City.

(original signed)

PEDRO E. ROXAS

Affiant

Exhibit 2

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 2nd day of June, 2008. The affiant, whom I identified through the following competent evidence of identity: Driver’s License No. NII-77-003-593, valid until March 19, 2009, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

(original signed)

Abner Tito L. Alberto

Notary Public for the City of Makati

Until December 31, 2008

Notarial Appointment No. 117

Roll of Attorneys No. 38834

IBP Lifetime Roll No. 02359 – May 9, 2001

PTR No. 0011679 – 01/09/2008

9/F MGO Bldg.,Dela Rosa St.

Legaspi Village, Makati City, Metro Manila

Doc. No. 002

Page No. 2

Book No. 2

Series of 2008.

Exhibit 2

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ALFRED V. TY, Filipino, of legal age and a resident of 16F GT Tower, 6813 Ayala Avenue corner H.V. dela Costa Street, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

  I am an independent director of Philippine Long Distance Telephone Company (PLDT).

  I am affiliated with the following companies or organizations:

Company/Organization	Position/Relationship	Period of Service
Toyota Motor Phils. Corp.	Vice-Chairman	1992 – present
Federal Land, Inc.	President	1997 – present
Asia Pacific Top Mgt. Int’l. Resources, Corp. (Marco Polo Plaza Cebu)	Chairman	2005 – present
Global Business Power Corp.	Director	2006 – present
Metrobank	Corporate Secretary	2002 – present
Metrobank Foundation, Inc.	Corporate Secretary	1996 – present
South Pacific Land (Nanjing)	Director	2000 – present

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  If elected, I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 30th day of May, 2008 at Makati City.

(original signed)

ALFRED V. TY

Affiant

Page 15 of 16

Exhibit 2

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 30th day of May, 2008. The affiant, whom I identified through the following competent evidence of identity: Driver’s License No. N17-85-0220713, expiring on August 2, 2008, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

(original signed)

Sergre Mario C. Iyog

Notary Public

Until December 31, 2009

PTR#0999093; 1/10/08; Makati City

IBP# 736805; 1/09/08; Makati City

Roll No. 32693 (p.259, Bk. 15)

Doc. No. 276

Page No. 56

Book No. 69

Series of 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 10, 2008